Exhibit 99.1

Luckin Coffee Inc. Announces Pricing of Upsized Follow-on Public Offering of American Depositary Shares

BEIJING, China, January 10, 2020 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (NASDAQ: LK), a pioneer of a technology-driven new retail model to provide coffee and other products of high quality, high affordability, and high convenience to customers, today announced the pricing of an upsized public offering of 9.00 million American depositary shares (the “ADSs”), each representing eight Class A ordinary shares (the “Primary ADS Offering”), and 4.80 million ADSs offered by the selling shareholder (the “Secondary ADS Offering” and, together with the Primary ADS Offering, the “ADS Offering”), at US$42.00 per ADS. Luckin Coffee will not receive any proceeds from the sale of ADSs by the selling shareholder. The Company and the selling shareholder have granted the underwriters of the ADS Offering a 30-day option to purchase up to an additional 2.07 million ADSs.

Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited are acting as the joint book-running managers for the ADS Offering. KeyBanc Capital Markets Inc. and Needham & Company, LLC are acting as co-managers.

The Company expects to close the ADS Offering on or about January 14, 2020, subject to the satisfaction of customary closing conditions.

This offering is being made only by means of a written prospectus forming a part of an effective registration statement. Copies of the preliminary prospectus related to the proposed ADS Offering may be obtained from: (1) Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, NY 10010-3629, United States of America, Attention: Prospectus Department, (2) Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY 10014, United States of America, Attention: Prospectus Department, (3) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong and (4) Haitong International Securities Company Limited, 8/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, Attention: Equity Capital Markets.

The Company plans to use the net proceeds from the Primary ADS Offering for general corporate purposes, which may include store network expansion, unmanned retail initiative, capital expenditure, research and development, sales and marketing, business development, international expansion, working capital, and other general and administrative matters.

A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the ADSs, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee Inc.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics, AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Scott Bisang / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449